UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. 20-F ☒ Form 40-F ☐

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicated by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Kintone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K the following:

Exhibit 99.1 Press release, dated July 10, 2015, by Kingtone Wirelessinfo Solution Holding Ltd announcing its unaudited financial results for the six months ended March 31, 2015 and confirming its previously announced revenue and net income guidance for the fiscal year ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: July 10, 2015

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated July 10, 2015, by Kingtone Wirelessinfo Solution Holding Ltd announcing its unaudited financial results for the six months ended March 31, 2015 and confirming its previously announced revenue and net income guidance for the fiscal year ended September 30, 2015.